Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-234356

November 18, 2019

Canaan Inc.

Canaan Inc., or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, or by calling +852 2501-2106, or by email at Jennifer.pu@citi.com. You may also access our company’s most recent prospectus dated November 13, 2019, which is included in Amendment No. 2 to our company’s registration statement on Form F-1, as filed with the SEC on November 13, 2019, or Amendment No. 2, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1780652/000119312519291117/d773846df1a.htm .

The following information supplements and updates the information contained in our company’s preliminary prospectus included in Amendment No. 2, or the preliminary prospectus. This free writing prospectus reflects the following amendment that was made to the preliminary prospectus. All references to page numbers are to page numbers in the preliminary prospectus.

The first paragraph of the risk factor “ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.” was replaced in its entirety by the below:

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. As the waiver relates to claims arising as a matter of contract in relation to the ADSs, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility with respect to claims arising before the withdrawal, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who subsequently withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

The following was added to the end of the first paragraph:

The address of ViewTrade Securities, Inc. is 7280 W Palmetto Park Rd., #310, Boca Raton, FL 33433, United States.

The following was added to the table following the first paragraph:

ViewTrade Securities, Inc.